NetWire LLC
Statement of Changes in Members' Equity
From June 22, 2022 (Inception) to December 31, 2022
(Unaudited)

	Common Units		Paid in Capital	Accumulated Deficit	Total Members' Equity
	Units	Amount			
Balance, June 22, 2022 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of common units to founders	10,000,000	-	-	-	-
Equity based compensation	1,911,765		1,300,000		1,300,000
Net income	-	-	-	(1,300,000)	(1,300,000)
Balance, December 31, 2022	11,911,765	$ -	$ 1,300,000	$ (1,300,000)	$ -